FULUCAI PRODUCTIONS, LTD.
3632 – 13 Street SW
Calgary AB T2T 3R1

July 8, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Amanda Ravitz
                           Legal Branch Chief
                           Division of Corporate Finance
cc:                      J. Nolan McWilliams, Division of Corporate Finance

By Facsimile:

RE:          FuLuCai Productions Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-166949
Filed May 19, 2010

Dear Sir, Madam:

Further to your letter of June 15, 2010 in regard to the above noted Company filing, we respond as follows:

Registration Statement on Form S-1

General

Comment:

1.
Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.  Accompanying captions, if any, should also be provided.  We may have comments after reviewing the materials.

Response:

We will not include any pictures or graphics in our prospectus and hence no captions.   Therefore we will not be providing any materials in regard to this request.

Comment:

2.	Please revise throughout to present net loss figures in parenthesis.

Response:

The term “net loss”, when accompanied by a number in parentheses would constitute a double negative, thereby making the associated number a positive number. Either Net Loss should be used without parentheses or Net Profit should be used with parentheses.  Therefore we have not amended to present net loss figures in parenthesis.

Comment:

3.
It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a “blank check” company under Section (a)(2) of Rule 419 of the Securities Act of 1933.  We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements to acquire assets or begin production of any shows or to otherwise produce or sell your proposed products or services, you only have a single dedicated full-time employee and, although you have presented a plan of operation, you have only a very basic website.  We also note that your stock is likely to be penny stock.  Please tell us why you do not believe that you are a blank check company.  Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

Response:

We have determined that we are not a blank check company based on the following:

The definition of a blank check company, from the SEC website at http://www.sec.gov/answers/blankcheck.htm, is “A blank check company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person.”.
Furthermore, The Securities Lawyer Handbook at http://www.law.uc.edu/CCL/33ActRls/rule419.html defines a blank check company as set out in the excerpt from Section (a)(2) of Rule 419 of the Securities Act of 1933 below:

a.	Scope of the rule and definitions.

1.	The provisions of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company.

2.	For purposes of this section, the term "blank check company" shall mean a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

As the Issuer has a specific business plan which is not to, and does not plan to, engage in a merger or acquisition with an unidentified company or companies, other entity, or person, the Issuer does not fall within the definition of a blank check company. Furthermore, the Issuer is actively developing its business plan of producing a reality show concept. As the Issuer is a startup company, it is completely normal to have limited or no revenues, or agreements to provide same, in place. The development to date has been on the formative aspects and the creation of a Registration Statement so that the Issuer may raise the funds necessary to accelerate its business plan. The lack of employees (and associated expenses) and accelerated business plan deployment is meant to minimize costs during the Registration Statement review period, which can be lengthy and costly. The Issuer plans to keep its costs at a minimum until such time as the Registration Statement becomes effective and the necessary funds are raised.

Comment:

4.
To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933.  See the letter date January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

Response:

The Issuer is aware of the January 21, 2000 Ken Worm letter. As set out in item 3 above, the Issuer is not a blank check company and holders of its common stock may rely on Rule 144.

Comment:

5.
If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness.  You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals.  Certain of the remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

Response:

We have revised the entire registration statement to convey an accurate picture of the Company at the point of effectiveness.   We have particularly made revisions on Items 19-29 of this comment letter and have provided information as to where the updated information may be found in the Amendment No. 1.

Registration Statement cover page

Comment:

6.	Please revise the cover page to indicate whether the securities being registered are being offered on a continuous or delayed basis pursuant to Rule 415.

Response:

We have revised the cover page to indicate that the securities being registered are being offered on a continuous or delayed basis pursuant to Rule 415.

Comment:

7.
Please explain the reference to Securities Act Rule 416.  Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a).  Revise or advise.

Response:

Please provide us with detail as to where in the registration statement you have found reference to Securities Act Rule 416.   We find no reference in the document.

Prospectus cover page

Comment:

8.	Please clarify that the minimum shares that must be purchased in order for this offering to be completed is the full 10,000,000 shares offered.

Response:

We have revised the prospectus cover page to present that all of the shares offered must be purchased in order for the offering to be completed.

Comment:

9.	Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions.

Response:

We have revised the cover page of the prospectus to disclose that there will be no extension of the offering period.

Comments:

10.	Please revise the last sentence of the penultimate paragraph to delete “prospective purchasers should be prepared to sustain the loss of their entire investment.”

Response:

We have revised the cover page of the prospectus to delete “prospective purchasers should be prepared to sustain the loss of their entire investment.”

Prospectus Summary, page 5

Comment:

11.	Revise to disclose that you purchased your single asset from your sole officer and majority security-holder and to disclose the royalties payable to him and other insiders as a result.

Response:

We have revised our disclosure under Prospectus Summary to disclose that we purchased our single asset from our sole officer and majority security-holder and to disclose the royalties payable to him and other insiders as a result.  You will find the revision under Prospectus Summary on Page 6.

Comment:

12.	Please revise the sixth paragraph to state that you have no significant assets given that you have not recorded a value of your intellectual property as an asset on your balance sheet.

Response:

We have revised our disclosure under Prospectus Summary to disclose that we have no significant assets given that we have not recorded a value of our intellectual property as an asset on our balance sheet.   This disclosure can be found under Prospectus Summary on Page 6.

Comment:

13.                 Please revise to state your monthly burn rate in dollars.

Response:

We have revised our disclosure to state our monthly burn rate in dollars.

The Offering, page 6

Comment:

14.	Please revise to state whether subscriptions are irrevocable prior to satisfaction of the minimum offer condition.

Response:

We have revised to state that subscriptions are revocable prior to the satisfaction of the of the minimum offer condition.  The revision can be found in thefirst paragraph under the Offering on page 7.

Risk Factors, page 8

Risk Factors Related to This Offering, page 12

Comment:

15.
 Please add a separate risk factor indicating that until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest and may be subject to creditors’ claims.

Response:

We have added a separate risk factor to indicate that until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest and may be subject to creditors’ claims.  This disclosure can be found on page 12.

Use of Proceeds, page 15

Comment:

16.
Refer to the first paragraph on page 16.  Although the gross proceeds of the offering will be $100,000, you will actually receive these proceeds net of offering expenses.  Please revise to clarify the fact that you will receive net proceeds in the amount of $82,000 upon completion of the offering.

Response:

We have revised the disclosure in the last paragraph on page 16 to show that after the costs of the Offering we will receive $82,000.

Comment:

17.
See the narrative discussion of Television Production on page 16.  It is unclear where this category and the related allocation amount have been reflected in the table of net proceeds.  Please revise to clarify.

Response:

We have revised the discussion of Television Production and Trailer Production on page17 and amended the wording to reflect its allocated amount in the table of net proceeds.

Plan of Distribution, page 17

Comment:

18.	Please file the escrow agreement with International Securities Group, Inc. as an exhibit prior to effectiveness.

Response:

We have included the escrow agreement with International Securities Group Inc. as an exhibit.

Description of Business

General, page 20

Comment:

19.
Please revise to discuss in greater detail the “pre-production activities” you describe in the second paragraph.  We note that it appears from your website that you are currently casting for potential company contestants and expert judges.

Response:

We have revised our discussion in the second paragraph on page 21 to discuss in greater detail our “pre-production activities”.

Comment:

20.
Please clarify in the second paragraph that you have one unpaid employee, your President and Director, Mr. James Durward.  Also, expand to indicate that you have acquired the media rights for one project you are currently developing.  Please expand the discussion under the heading “Current Projects” on page 21 to further describe the current stage of development or production process of the project, The Real Deal.  That is, disclose what production processes, if any, have begun since acquiring the media rights to this concept.  Disclose if true, that you have not completed this project nor have entered into any distribution arrangements.

Response:

We have amended our disclosure in the second paragraph on page 21 to denote that we have one unpaid employee and have expanded to indicate that we have acquired the media rights.

We have expanded the discussion under the heading “Current Projects” on page 23 to further describe the current stage of development or production process of the project, The Real Deal, including disclosure as to what production processes have begun since acquiring the media rights to this concept and that we have not completed this project nor have entered into any distribution arrangements.

Production, page 21

Comment:

21.	Please revise to explain in greater detail how the completed trailer is used in the marketing of your reality show concept and how the completed trailer enhances your bargaining position.

Response:

We have revised our disclosure to explain in greater detail the use of the completed trailer in the marketing of our reality show concept and how the completed trailer enhances our bargaining position.  This revised disclosure can be found in paragraph 3 under Production on page 22 and in paragraph 2 under Distribution Approach on page 23.

Comment:

22.	Please revise to explain in greater who the “most important segments of the reality show viewing public” are and how your trailers will appeal to them.

Response:

We have revised our disclosure which can be found in the last sentence of paragraph 2 under Distribution Approach on page 23.

Comment:

23.	Please revise to elaborate on the characteristics and make up of your target audience.

Response:

We have added paragraph 3 under Distribution Approach on page	23 to elaborate on the characteristics and make up of our target audience.

Comment:

24.	Please revise to describe the role of Douglas MacLeod and tell us why he would not be considered an “affiliate.”

Response:

We have revised to add paragraph 4 under “Production” on page 22 to describe the role of Douglas MacLeod.

We have made the determination that Mr. MacLeod is not an affiliate based on the fact that he is not a shareholder, Officer or Director of the Issuer and does not fall within the definition of an affiliate. An Affiliate is defined at http://www.law.uc.edu/CCL/33ActRls/rule501.htm as an affiliate of, or person affiliated with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Current Projects, page 21

Comment:

25.
Please revise to disclose in greater detail your concept for a reality show.  In particular, explain your role in the event the show is subject to a distribution agreement, including whether you will incur additional development expenses.  State, if true, that this is the only concept you currently have.

Response:

We have revised to disclose in greater detail our concept for a reality show.  In particular, we explained our role in the event the show is subject to a distribution agreement, including whether we will incur additional development expenses and to disclose that this is the only concept we currently have.  This revised disclosure can be found under Current Projects, paragraph 2 on page 23.

Comment:

26.
In this regard, please extensively revise to discuss when and how you will generate revenues from the distribution or licensing of your reality concepts.  We note your risk factor disclosure on page 12.

Response:

We have made extensive revisions to discuss when and how we will generate revenues from the distribution or licensing of our reality concepts.  This disclosure can be found beginning with paragraph 3 under Current Projects on page 23.

Comment:

27.
We note your disclosure that the winner of your show would receive a financing offer.  Please revise to disclose what the financing offer would entail and, if known, identify the source(s) of funds for the winner of the show.

Response:

We have revised our disclosure to more clearly indicate that there may be no financing offer received and to disclose the intended source of funds would come from the panelists, should they choose to finance or make introductions to potential financiers, on page 23.

Comment:

28.                 Revise to remove references to well known reality shows.

Response:

We have revised our disclosure to remove references to well known reality shows.  The revisions can be found in paragraph 1 under “Current Projects” on page 23.

Distribution Arrangements, page 22

Comment:

29.
Please revise to explain in greater detail how the process of negotiating a distribution agreement works, including the expected timeframe for reaching an agreement and market rates, if known, for similar agreements.

Response:
We have revised our disclosure to explain in greater detail how the process of negotiating a distribution agreement works, including the expected timeframe for reaching an agreement and market rates, if known, for similar agreements as it relates to our business model.   You will find the revisions beginning at paragraph 5 on page 24.

Management’s Discussion and Analysis

Overview, page 27

Comment:

30.
Please expand the first paragraph to disclose, if true, that you have no third party sources of financing arrangements or credit facilities.  Also disclose whether or not your sole shareholder, officers or directors have made any commitments, written or oral, with respect to providing you with sources of liquidity in the form of cash advances, loans and/or financial guarantees.

Response:

We have expanded our first paragraph on page 29 to disclose that we have no third party sources of financing arrangements or credit facilities and that we have no commitments from our sole shareholder, or officers or directors to provide us with sources of liquidity in the form of cash advances, loans and/or financial guarantees.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

Comment:

31.
We note that Mr. Durward acquired sole ownership of FuLuCai on April 28, 2010, and that prior to this period such shares were entirely owned by a previous stockholder who acquired shares of the Company on April 1, 2010 (see Recent Sales of Unregistered Securities).  As the Company was incorporated on March 26, 2010, please expand the disclosure to indicate the ownership status of the Company from the date of incorporation up and until April 1, 2010, the date in which the 80,000,000 common shares were initially issued.

Response:

We have expanded our disclosure to indicate the ownership status of the Company from the date of incorporation up and until April 1, 2010, the date in which the 80,000,000 common shares were initially issued.  The expanded disclosure can be found in paragraph 3 on page 33.

Comment:

32.	In this regard, please revise to disclose information regarding your promoter(s) called for by Item 404(c) of Regulation S-K.

Response:

We have revised our disclosure in paragraph 3 on page 33 to provide the information as required by Item 404(c) of Regulation S-K.

Other Expenses of Issuance and Distribution, page 33

Comment:

33.
We note you will not incur any blue sky qualification fees.  Please tell where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states.  If you do not intend   to register this offering under blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Response:

We have amended our use of proceeds to denote a fee for blue sky qualification fees which we have included under Public Reporting fees.  We are not yet certain of the states where we intend to undertake the distribution and therefore have provided for fees.  We have provided this amendment and the related disclosure in the “Use of Proceeds” section on page 16.

Financial Statements

Note 4. Acquisition of Media Rights, page F-9

Comment:

34.
Please revise your disclosure to reference ASC Topic 926 (Entertainment – Films) rather than AICPA Statement of Position 00-2.  Further, please disclose that the rights were obtained from your controlling shareholder.

Response:

We have revised our disclosure to reference ASC Topic 926 (Entertainment – Films) rather than AICPA Statement of Position 00-2.  And have revised to disclose that the rights were obtained from our controlling shareholder.  These amendments are in Note 4 to the financial statements on page F-8.

Comment:

35.
Reference is made to the final paragraph on page 24.  It appears that Mr. Durward transferred his rights to “The Real Deal” in return for a royalty interest.  If true, please revise, here and on page 24, to exclude the word “contributed.”

Response:

We have revised Note 4 of the financial statements to note that Mr. Durward transferred his rights.   We have also revised our disclosure to change “contributed” to “transferred” under “Intellectual Properties”  on page 27 and in the second paragraph under “Transactions with Related Parties…..” on page 33.

Signatures, page 37

Comment:

36.	Please revise to include the signature of your principal accounting officer or controller.

Response:

We have revised to include the signature of our principal accounting officer.

Age of Financial Statements

Comment:

37.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:

We acknowledge the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X and will continue to consider such requirements.

Accountants’ Consents

Comment:

38.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We include a current dated accountants’ consent with the filing of Amendment No. 1 to this registration statement and have manually signed consents on file as required under Rule 402 of Regulation C.

We trust that the foregoing is responsive to the staff’s comments.

We would request that you fax a copy of any further correspondence to our filing agent at (403) 272 3620 as well as to legal counsel and the Company and we thank you for this consideration.

Yours truly,

/s/ James Durward
James Durward
Principal Executive Officer

cc:         Gersten Savage – P. Gennuso
      file